State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 06/02/2010
FILED 11:17 AM 06/02/2010
SRV 100619583 - 4831534 FILE

STATE of DELAWARE
CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

• First: The name of the trust is Persimmon Growth Partners Investor Fund

• Second: The name and address of the Registered Agent in the State of Delaware is
National Registered Agents, Inc
160 Greentree Drive, Suite 101
Dover, DE 19904

• Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940) as amended (15 U.S.C. §§ 80a-1 et seq.).

• Fourth: (Insert any other information the trustees determine to include therein.)

By:	/s/ Gregory S. Horn
Trustee(s)

Name:	Gregory S. Horn
Typed or Printed